Exhibit 99.2

NICE Actimize Launches AI-Driven New Account Fraud Solution to Combat
Synthetic and Stolen Identity Fraud

Offering smart customer account onboarding, the solution orchestrates the entire identity proofing process and extends fraud prevention coverage earlier in the customer lifecycle to provide high accuracy account monitoring

Hoboken, N.J., February 2, 2021 – Sophisticated fraud schemes utilizing stolen and synthetic identities are accelerating, requiring more powerful fraud-fighting solutions than traditional identity verification might have previously offered. Addressing these market needs, NICE Actimize, a NICE business (Nasdaq: NICE), today announced the debut of its New Account Fraud onboarding and verification solution. Delivering advanced detection capabilities powered by artificial intelligence, NICE Actimize’s New Account Fraud solution takes a comprehensive and fully connected approach that directly addresses fraud loss manifested by stolen and synthetic identities as well as other fraud schemes associated with the act of opening an account.

With NICE Actimize’s New Account Fraud solution, organizations can take a multi-layered end-to-end fraud management approach. From account origination to both early and ongoing account monitoring, NICE Actimize’s New Account Fraud solution detects and prevents fraud across the customer’s lifecycle.

The solution is designed to work exclusively and seamlessly with IFM-X, NICE Actimize’s industry-leading enterprise fraud platform that delivers advanced detection capabilities powered by artificial intelligence and machine learning. Providing a real-time response in detection and decisioning across some of the most extensive fraud coverage available on the market, NICE Actimize’s IFM-X platform supports fraud management solutions for digital, real-time and open banking channels.

NICE Actimize’s solution orchestrates and connects an organization’s current identity verification data and tools using advanced analytics to bring data and identity risk scores into a purpose-built new account fraud monitoring system. The solution is able to utilize the identity proofing data and risk score to enable optimized account opening decisioning, as well as during post account opening early monitoring for dynamic risk-based account access. By utilizing application data as well as monitoring all payment channels, the account fraud solution’s early monitoring functionality is designed to detect complex fraud emanating from stolen and synthetic ID as well as mule activity with high accuracy.

The NICE Actimize New Account Fraud solution also allows organizations to safely reduce new account application friction as well as false positive application rejections to more fully realize online and mobile customer channel acquisition potential. Identity risk scores and associated data are seamlessly connected into the new account monitoring solution for specialized ongoing monitoring using advanced AI and adaptive analytics for high accuracy new account fraud prevention.

“Investments in new account fraud controls have justifiably occupied top priority among fraud executives looking for a more effective means of balancing risk and client experience. Robust application fraud controls that enable organizations to more effectively monitor and quantify risk throughout the entire lifecycle of the relationship empower the organization to more effectively optimize profitability by minimizing risks without sacrificing acquisition and retention objectives,” said Trace Fooshee, Aite Group, Senior Analyst, Fraud and AML Practice.

“Proliferation of sophisticated fraud schemes that utilize stolen and synthetic ID has intensified the need for financial services organizations to adopt frictionless, digital-only new account opening processes. NICE Actimize’s advanced AI-driven New Account Fraud solution supports FSOs by providing a seamless and cost-effective solution that addresses the challenges reflected in the advancement of new fraud scenarios,” said Craig Costigan, CEO, NICE Actimize.

NICE Actimize’s New Account Fraud solution also offers the following capabilities:

•	Identity proofing: Sophisticated identity proofing adds a layer of intelligence across all data streams to provide a single identity risk score for making decisions quickly and efficiently.
•
Early account monitoring: Using “zero trust” dynamic risk-based profiling supported by advanced AI not only enables intelligent early account access but also defends and detects against accounts opened for the purpose of perpetrating fraud.

•
Ongoing monitoring: Once accounts have matured, they are seamlessly transitioned into ongoing monitoring with all the intelligence acquired during both the application stage and early monitoring period.

For additional information on NICE Actimize’s New Account Fraud solution, please click here.

To access the webinar “New Account Fraud: Verify. Monitor. Trust” conducted with the Aite Group, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.